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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )*


                          Reliance Group Holdings, Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    759464100
                               -------------------
                                 (CUSIP Number)

                                December 31, 2000
   ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /     Rule 13d-1(b)

        / /     Rule 13d-1(c)

        /X/     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  759464100                  13G                 Page  2  of  --- Pages



1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Saul P. Steinberg


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America


                        5.      SOLE VOTING POWER

                                         19,521,653 (See Note 1)
NUMBER OF SHARES
                        6.      SHARED VOTING POWER
BENEFICIALLY OWNED
                                         5,242,123  (see Notes 2, 3, 4 and 5)
BY EACH REPORTING
                        7.      SOLE DISPOSITIVE POWER
PERSON WITH
                                         20,179,453 (See Note 1)

                        8.      SHARED DISPOSITIVE POWER

                                          5,242,123 (See Notes 2, 3, 4 and 5)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,421,576 (See Note 5)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [x]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  20.8%

12.      TYPE OF REPORTING PERSON*
         IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a)    Name of Issuer:

             Reliance Group Holdings, Inc.
             ...................................................................

Item 1(b)    Address of Issuer's Principal Executive Offices:

             5 Hanover Square, New York, New York 10004
             ...................................................................

Item 2(a)    Name of Persons Filing:

             Saul P. Steinberg
             ...................................................................

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             5 Hanover Square, New York, New York 10004
             ...................................................................

Item 2(c)    Citizenship:

             See Item 4 on the cover page hereto.
             ...................................................................


Item 2(d)    Title of Class of Securities:

             Common Stock, $.10 par value
             ...................................................................

Item 2(e)    CUSIP Number:

             759464100
             ...................................................................

Item 3 (g)   Not Applicable.

Item 4.      Ownership.

             (a)      Amount Beneficially Owned As of December 3l, 2000
                      See Item 9 on the cover page hereto.
             ...................................................................

             (b)      Percent of Class:

                      See Item 11 on the cover page hereto.
             ...................................................................

             (c)      Number of shares as to which such person has:


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                (i)      sole power to vote or to direct the vote

                         See Item 5 on the cover page hereto.
                ................................................................

                (ii)     shared power to vote or to direct the vote

                         See Item 6 on the cover page hereto.
                ................................................................

                (iii)    sole power to dispose or to direct the disposition of

                         See Item 7 on the cover page hereto.
                ................................................................

                (iv)     shared power to dispose or to direct the disposition of

                         See Item 8 on the cover page hereto.
                ................................................................

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable
             ................................................................

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable
             ...................................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable
             ...................................................................

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable
             ...................................................................

Item 9.      Notice of Dissolution of Group.

             Not Applicable
             ...................................................................

Item 10.     Certification.

             Not Applicable
             ...................................................................


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              Notes to Cover Page - Saul P. Steinberg Schedule 13G

         1. Includes 4,000 shares held by Saul P. Steinberg as custodian for his children, as to which he disclaims beneficial ownership, 1,000,000 based on the assumed exercise of options to purchase Common Stock owned by Saul P. Steinberg and 3,000,000 shares owned by Steinberg Family Partners, L.P., a family limited partnership whose general partner is an entity controlled by Saul P. Steinberg.

         2. Includes 336,300 shares owned by Saul P. Steinberg's wife, Gayfryd Steinberg and l5,200 shares held by Gayfryd Steinberg as custodian for Jeremy Rayne Steinberg, Saul P. Steinberg's son, as to all of which Saul P. Steinberg disclaims beneficial ownership.

         3. Includes 4,240,623 shares owned by four separate trusts relating to the estate of Julius Steinberg. Saul P. Steinberg, his brother Robert M. Steinberg, Anne Steinberg and a fourth person are the trustees of each of the trusts.

         4. Includes 650,000 shares held by the Saul and Gayfryd Steinberg Foundation, Inc. Saul P. Steinberg disclaims beneficial ownership of such shares.

         5. Does not include 50,000 shares owned by the Jeremy Rayne Steinberg 1989 Trust, 50,000 shares owned by the Gayfryd Holden Steinberg 1989 Trust and 51,340 shares owned by the Julian David Steinberg 1993 Trust. Jeremy Rayne Steinberg, Gayfryd Holden Steinberg and Julian David Steinberg are children of Saul P. Steinberg. Robert M. Steinberg is the trustee of such trusts.





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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001 as of December 31, 2000





                  /s/ SAUL P. STEINBERG
                  .........................................
                  Saul P. Steinberg